SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 28, 2017

On November 28, 2017, at 3:00 p.m., at the Company’s office located at Rua Lemos de Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Extraordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Chief Executive Officer Fernando Musa, Officers Gustavo Valverde and Pedro Freitas, as well as Company’s Member Mr. Guilherme Furtado, were also present. The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: After due analysis of the Proposal for Deliberation (“PD”), the related copy and documentation of which were previously sent to the Board Members for cognizance, as provided for in its Internal Rules, and which will remain duly filed at the Company’s headquarters, the following deliberation was unanimously approved by the attendees, under the terms and conditions set out in the respective PD: PD.CA/BAK-18/2017 – Distribution of Interim Dividends by Braskem S.A., in order to, under article 204 of Law 6,404/1976, coupled with Paragraph 4 of article 44 of the Company’s Bylaws, distribute interim dividends related to 2017, in the amount of one billion Reais (BRL 1,000,000,000.00), regarding part of the net profit ascertained between January 1 and September 30, 2017, as early payment of the compulsory dividends of 2017, in the gross amount of one Real, twenty-five centavos and change (BRL 1.25671792825172) per Class “A” preferred or common share, sixty centavos and change (BRL 0,60625562099759) per Class “B” preferred share. The dividends are declared on this date and shall be paid on December 12, 2017, according to the Company’s statutory rules and the applicable law. Moreover, the dividends shall be paid based on the shareholding structure of December 1, 2017, and ex dividends shall be negotiated as of December 4, 2017. II) Subjects for Acknowledgment: Nothing to record. III) Subjects of the Company’s Interest: Nothing to record. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the acting Chairman and by the Secretary of the Meeting.

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 28, 2017

São Paulo, November 28, 2017.

Newton Sergio de Souza Chairman	Marcella Menezes Fagundes Secretary
Carla Gouveia Barretto Ernani Filgueiras de Carvalho	Edson Chil Nobre Gesner José de Oliveira Filho
João Carlos Trigo de Loureiro	João Cox Neto
Luiz de Mendonça	Marcelo Lyrio
Marcus Vinicius de Oliveira Magalhães	Pedro Oliva Marcilio de Sousa

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.